SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

 Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 200,000

	8	Shared Voting Power: 1,926,308

	9	Sole Dispositive Power: 200,000

	10	Shared Dispositive Power: 1,926,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,126,308

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 6.30% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 33,762,400 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of December 31, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 911,856

	8	Shared Voting Power: 4,881,282

	9	Sole Dispositive Power: 911,856

	10	Shared Dispositive Power: 4,881,282

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,793,138

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.16% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 33,762,400 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of December 31, 2012.

This Amendment No. 4 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012 and Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2012 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (as defined below) of shares of common stock, par value $0.01 per share, of Sanchez Energy Corporation, a Delaware corporation.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  This Amendment is being filed to disclose the disposition by Sanexco, Ltd., a Texas limited partnership, of shares of the Common Stock to its partners.

Item 2. Identity and Background.

The first and second paragraphs of Item 2(a) and (f) of Schedule 13D are hereby amended and restated in their entirety as follows:

This Schedule 13D is filed jointly by each of the following persons:

(i)            Antonio R. Sanchez, III, a citizen of the United States of America; and

(ii)           A. R. Sanchez, Jr., a citizen of the United States of America.

Sanexco, Ltd., a Texas limited partnership (“Sanexco”), and Sanchez Management Corporation, a Texas corporation (“SMC”), are referred to as the “Previous Reporting Persons,” and such Previous Reporting Persons are collectively referred to, together with Antonio R. Sanchez, III and A. R. Sanchez, Jr., as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group as among themselves or the other persons and entities referred to in this Schedule 13D, other than as described in this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to add the following language as the sixth paragraph thereof:

On February 4, 2013, Sanexco distributed 1,312,000 of its 2,019,333 shares of Common Stock to its partners (the “Sanexco Distribution”). SMC is the general partner of Sanexco, and the limited partners of Sanexco are A. R. Sanchez, Jr. and the following trusts, of which A. R. Sanchez, Jr. is a co-trustee, along with the respective co-trustees and beneficiaries listed next to the name of the trust below.

Limited Partner Trust	Co-Trustee/Beneficiary
• 1988 Trust No. 11	Antonio R. Sanchez, III
• 1988 Trust No. 12	Ana Lee Sanchez Jacobs
• 1988 Trust No. 13	Eduardo Sanchez
• 1988 Trust No. 14	Patricio Sanchez

The Sanexco Distribution was a return on Sanexco’s partners’ capital contributions to Sanexco, thus no consideration was paid to Sanexco for the shares of Common Stock distributed.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended as follows:

(a) and (b)             Sanexco, a limited partner of Sanchez Energy Partners I, LP (“SEP I”) and a recipient of shares of Common Stock in the Distribution, was, as a result of the Distribution, the sole record owner of 2,019,333 shares of Common Stock,  1,312,000 of which Sanexco distributed to its partners in the Sanexco Distribution. After the Sanexco Distribution, Sanexco is the sole record owner of 707,333 shares of Common Stock, or 2.10% of a total of 33,762,400 shares of Common Stock issued and outstanding, which number of issued and outstanding shares of Common Stock was reported by the Issuer’s transfer agent as of December 31, 2012.

San Juan Oil & Gas No. 2, Ltd. (“San Juan”), a limited partner of SEP I and a recipient of shares of Common Stock in the Distribution, is the sole record owner of 707,333 shares of Common Stock, or 2.10% of a total of 33,762,400 shares of Common Stock issued and outstanding.

SMC, the general partner of Sanexco and a recipient of shares of Common Stock in the Sanexco Distribution, was, as a result of the Sanexco Distribution, the sole record owner of 13,120 shares of Common Stock, or 0.04% of a total of 33,762,400 shares of Common Stock issued and outstanding. On February 4, 2013, concurrently with the Sanexco Distribution, SMC distributed its 13,120 shares to its sole shareholder, A. R. Sanchez, Jr. (the “Second SMC Distribution”). The Second SMC Distribution was a return on A. R. Sanchez, Jr.’s capital contribution to SMC, thus no consideration was paid to SMC for the shares of Common Stock distributed.

San Juan and Sanexco are each controlled by their general partner, SMC. SMC is managed by A. R. Sanchez, Jr.  Each of SMC and A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the shares of Common Stock held by San Juan and Sanexco, or an aggregate of 4.19% of a total of 33,762,400 shares of Common Stock issued and outstanding.  A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by San Juan and Sanexco except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by San Juan and Sanexco for purposes of Section 16 or for any other purpose.

After the Second SEP I Distribution, SEP I is the sole record owner of 158,250 shares of Common Stock, or 0.47% of a total of 33,762,400 shares of Common Stock issued and outstanding.  SEP Management I, LLC (“SEP Management”), SEP I’s general partner and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 113,366 shares of Common Stock, or 0.34% of a total of 33,762,400 shares of Common Stock issued and outstanding.  Sanchez Oil & Gas Corporation (“SOG”), a limited partner of SEP I and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 1,232,856 shares of Common Stock, or 3.65% of a total of 33,762,400 shares of Common Stock issued and outstanding.  SEP Management is a wholly owned subsidiary of SOG. SOG is managed by A. R. Sanchez, Jr. and Antonio R. Sanchez, III.  Each of SEP Management, SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP I.  Each of SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP Management, or, inclusive of the shares of Common Stock held directly by SEP I, an aggregate of 0.80% of a total of 33,762,400 shares of Common Stock issued and outstanding.  Each of A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG, or, inclusive of the shares of Common Stock held directly by SEP Management and SEP I, an aggregate of 4.46% of a total of 33,762,400 shares of Common Stock issued and outstanding.  Each of Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by SEP I, SEP Management and SOG, respectively, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by SEP I, SEP Management and SOG, respectively, for purposes of Section 16 or for any other purpose.

A. R. Sanchez, Jr., a limited partner of Sanexco and a recipient of shares of Common Stock from Sanexco in the Sanexco Distribution, is, as a result of the Sanexco Distribution and the Second SMC Distribution, the sole record owner of an aggregate of 911,856 shares of Common Stock, or 2.70% of a total of 33,762,400 shares of Common Stock issued and outstanding. Such Reporting Person has sole voting and dispositive power over the 911,856 shares of Common Stock reported as directly beneficially owned by him.

A. R. Sanchez, Jr., as the general partner of AEP Ltd. Partnership, a Texas limited partnership (“AEP”), which received shares of Common Stock in the Second A. R. Sanchez, Jr. Transfer, may be deemed to share voting and dispositive power over the shares of Common Stock held by AEP, or 1.41% of a total of 33,762,400 shares of Common Stock issued and outstanding.  A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by AEP, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by AEP for purposes of Section 16 or for any other purpose.

Also, as co-trustee of each of the following trusts, which are limited partners of each of Sanexco and San Juan and recipients of shares of Common Stock in the Sanexco Distribution and the San Juan Distribution, A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the respective shares of Common Stock held by the below trusts set forth next to the name of the trust below, or an aggregate of 4.41% of a total of 33,762,400 shares of Common Stock issued and outstanding.

Limited Partner Trust	Shares Distributed by Sanexco	Shares Distributed by San Juan
• 1988 Trust No. 11	175,036	196,800
• 1988 Trust No. 12	175,036	196,800
• 1988 Trust No. 13	175,036	196,800
• 1988 Trust No. 14	175,036	196,800

A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by the above-listed trusts, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by the above-listed trusts for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III, as co-trustee and beneficiary of 1988 Trust No. 11, which is a limited partner of Sanexco and San Juan and recipient of shares of Common Stock in the Sanexco Distribution and the San Juan Distribution, may be deemed to share voting and dispositive power over the 371,836 shares of Common Stock held by 1988 Trust No. 11, or 1.10% of a total of 33,762,400 shares of Common Stock issued and outstanding.  Antonio R. Sanchez, III disclaims beneficial ownership of the shares of Common Stock held by 1988 Trust No. 11, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by 1988 Trust No. 11 for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III, as co-trustee and beneficiary of TAEP Security Trust (“TAEP”), which received shares of Common Stock in the First A. R. Sanchez, Jr. Transfer, may be deemed to share voting and dispositive power over the shares of Common Stock held by TAEP, or 0.15% of a total of 33,762,400 shares of Common Stock issued and outstanding.  Antonio R. Sanchez, III disclaims beneficial ownership of the shares of Common Stock held by TAEP, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by TAEP for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III is the sole record owner of 200,000 shares of Common Stock, or 0.06% of a total of 33,762,400 shares of Common Stock issued and outstanding. Such Reporting Person has sole voting and dispositive power over the 200,000 shares of Common Stock reported as directly beneficially owned by him.

(c)           Except as otherwise described herein with respect to the Sanexco Distribution and the changes in beneficial ownership of Common Stock being reported on this Schedule 13D, as well the Second SMC Distribution, there have been no reportable transactions with respect to the Common Stock since the most recent filing on Schedule 13D by the Reporting Persons.

(e)           Following the completion of the Sanexco Distribution, each Previous Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated February 8, 2013.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 8, 2013

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

SANEXCO, LTD.

By its general partner, Sanchez Management Corporation

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

SANCHEZ MANAGEMENT CORPORATION

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.